IMPLANT NINJA LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Implant Ninja LLC
Stockton, California

We have reviewed the accompanying financial statements of Implant Ninja LLC (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of members' equity (deficit), and cash flow for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

September 4, 2023

Los Angeles, California

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	172,900	$	111,629
Inventory		19,430		33,841
Prepaids and Other Current Assets		801		12,463
Total Current Assets		**193,131**		**157,933**
Property and Equipment, net		60,244		10,501
Right-of-Use Assets		34,462		-
Total Assets	**$**	**287,837**	**$**	**168,434**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Credit Cards	$	7,417	$	32,255
Current Portion of Loans and Notes		50,000		50,000
Other Current Liabilities		1,334		6,277
Total Current Liabilities		**58,751**		**88,531**
Promissory Notes and Loans		29,234		-
Right-of-Use Lease, Operating Lease		35,612		-
Total Liabilities		**123,597**		**88,531**
MEMBERS' EQUITY				
Members' Equity		164,240		79,903
Total Members' Equity		**164,240**		**79,903**
Total Liabilities and Members' Equity	**$**	**287,837**	**$**	**168,434**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		**2022**		**2021**
(USD $ in Dollars)				
Net Revenue	$	1,409,359	$	819,826
Cost of Goods Sold		155,513		66,931
Gross Profit		1,253,846		752,895
Operating Expenses				
General and Administrative		919,328		301,930
Research and Development		6,404		-
Sales and Marketing		64,391		53,730
Total Operating Expenses		990,123		355,660
Operating Income/(Loss)		263,723		397,235
Interest Expense		5,345		-
Other Loss/(Income)		73,208		347,408
Income/(Loss) before provision for income taxes		185,170		49,827
Provision/(Benefit) for income taxes		99,683		98,128
Net Income/(Net Loss)	**$**	**85,487**	**$**	**(48,301)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2020	**$**	**128,203**
Net Income/(Loss)		(48,301)
Balance—December 31, 2021	**$**	**79,903**
Introduction of new Standard lease accounting		(1,150)
Net Income/(Loss)		85,487
Balance—December 31, 2022	**$**	**164,240**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		**2022**		**2021**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Income/(Loss)	$	85,487	$	(48,301)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		2,682		61
Changes in operating assets and liabilities:				
Inventory		14,411		(33,841)
Prepaids and Other Current Assets		11,662		(12,463)
Credit Cards		(24,837)		32,255
Other Current Liabilities		(4,943)		5,879
Net cash provided/(used) by operating activities		**84,462**		**(56,411)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(52,425)		(9,564)
Net cash provided/(used) in investing activities		**(52,425)**		**(9,564)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Promissory Notes and Loans		29,234		50,000
Net cash provided/(used) by financing activities		**29,234**		**50,000**
Change in cash		61,271		(15,974)
Cash—beginning of year		111,629		127,603
Cash—end of year	**$**	**172,900**	**$**	**111,629**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	5,345	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Implant Ninja LLC was formed on March 1, 2017 in the state of California under the name Intrepid Llama LLC. On January 10, 2020, Intrepid Llama LLC changed name to Implant Ninja LLC. The financial statements of Implant Ninja LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Stockton, California.

Implant Ninja is an online education company for dental surgery. We teach surgical procedures through online courses as well as physical and electronic books. We have also developed our own white label brand of dental implant medical devices. Our educational products are available to doctors all around the world.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to materials, implants and packaging are determined using a FIFO method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Dental Equipment	5 years
Furniture and Fixtures	5 years
Office Equipment	5 years
Computer	5 years
Automobile	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its online courses, books, and dental implants.

Cost of sales

Costs of goods sold include things that are sent to customers related to their online course enrollment. This can include t shirt, CE certificate, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $64,391 and $53,730, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 4, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed consolidated balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	As filed December 31, 2021		Recognition of Operating Leases		Total Effects of Adoption		With effect of lease accounting standard update January 1, 2022	
Assets								
Right of use asset, net	$	-	$	57,466	$	57,466	$	57,466
Liabilities								
Current Portion of lease Obligation		-		23,004		23,004	$	23,004
Lease Obligation		-		35,612		35,612	$	35,612
Deferred Rent Current		-		-		-	$	-
Deferred Rent Non-current		-		-		-	$	-
Equity								
Retained Earnings		-		(1,150)		(1,150)	$	(1,150)
Total	$	-	$	-	$	-	$	-

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2022		2021	
Implants	$	10,005	$	4,980
Healing Abutments		1,741		276
Other goods		1,723		5,488
Starter Package		5,961		23,097
Total Inventory	**$**	**19,430**	**$**	**33,841**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivable and accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2022		2021	
Cryptocurrency	$	-	$	12,463
Prepaid Expenses		801		-
Total Prepaids and Other Current Asset	**$**	**801**	**$**	**12,463**

Other current liabilities consist of the following items:

As of December 31,	2022	2021
Payroll Liabilities	$ 334	$ 277
Accured Expenses	1,000	6,000
Total Other Current Liabilities	**$ 1,334**	**$ 6,277**

5. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Dental Equipment	$ 6,480	$ 6,480
Furniture and Fixtures	2,918	2,918
Office Equipment	529	529
Computer	844	844
Automobile	52,425	-
Property and Equipment, at Cost	**63,195**	**10,770**
Accumulated depreciation	(2,951)	(269)
Property and Equipment, Net	**$ 60,244**	**$ 10,501**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2022, and 2021 was in the amount of $2,682 and $61 respectively.

6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2022	
Member's name	**Ownership Percentage**
Ivan Chicchon	100.0%
TOTAL	**100.0%**

7. DEBT

Leases

The Company has entered into operating lease agreements with Aida Garcia, Trustee of Javier and Aida Garcia Family Trust, to rent business premises (2389 W. March Lane, Suite 202, Stockton); the lease periods expiring on May 14, 2024. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreement generally does not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to leases is as follows:

	December 31, 2022
Lease Liability	
Beginning Balance	$ 58,616
Additions	$ -
Lease Payments	(23,004)
Balance at end of period	$ 35,612

The aggregate minimum annual lease payments under operating lease in effect on December 31, 2022, are as follows:

	December 31, 2022
2023	$ 27,600
2024	10,350
2025	-
2026	-
2027	-
Thereafter	-
Total	**$ 37,950**

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Ramon Chicchon	$ 50,000	0.00%	2021	not set	$ -	$ -	$ 50,000	$ -	$ 50,000	$ -	$ -	$ 50,000	$ -	$ 50,000
Kia	$ 29,234	1.90%	2022	9/1/2026	$ 555	$ 555	$ -	$ 29,234	$ 29,234					
Total	$ 79,234				**$ 555**	**$ 555**	**$ 50,000**	**$ 29,234**	**$ 79,234**	**$ -**	**$ -**	**$ 50,000**	**$ -**	**$ 50,000**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 50,000
2024	29,234
2025	-
2026	-
Thereafter	-
Total	**$ 79,234**

8. RELATED PARTY

In 2021, the Company borrowed $50,000 from Ramon Chicchon (the founder's father). This loan bears no interest and has no maturity date set. As of December 31, 2022, and 2021 the outstanding balance of this loan is $50,000.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through September 4, 2023, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.